

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

December 1, 2009

Via U.S. Mail

Chuntan Vernekar
President/Treasurer/Secretary
Goa Sweet Tours Ltd.
H. no. 889, Ascona, Patem,
Benaulim, Goa, India 403716

>   **Re: Goa Sweet Tours Ltd.**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed November 4, 2009**
>   **File No. 333-161997**

Dear Mr. Vernekar:

        We have reviewed your responses to the comments in our letter dated October 15, 2009 and have the following additional comments.

Summary, page 2

1. You refer to "Net Proceeds to Our Company" in the amount of $30,000. Based upon the fact that 3 million shares of common stock are being offered at a per share price of $0.01, it appears that the $30,000 constitutes the gross proceeds. In this regard, we note from the Preliminary Prospectus information on page i that the expenses of the offering are estimated at $16,000. Please revise your disclosures as appropriate or explain to us what the $30,000 proceeds are "net" of.

General

2. Please continue to consider the updating requirements of Rule 3-12 of Regulation S-X and the dating of accounting consent on an ongoing basis.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

   You may contact Kristin Shifflett at (202) 551-3381 or David Humphrey at (202) 551-3211 if you have questions regarding comments on the financial statements and related matters. Please contact Tarik Gause at (202) 551-3528 with any other questions.

      Sincerely,

      John Stickel
      Attorney – Advisor

cc: David E. Danovitch, Esq.
  Kristin J. Angelino, Esq.
  Gersten Savage LLP
  (212) 980-5192 (*facsimile*)